August 24, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	BabyUniverse, Inc. (the “Company”) Form S-3
Ladies and Gentlemen:
     We enclose for filing with the Securities and Exchange Commission the Company’s Registration Statement on Form S-3. Please deduct the filing fee of $166.21 from the Company’s account in the Securities and Exchange Commission lockbox.
     Please call me at (305) 982-5658 if you have any questions.

Very truly yours, AKERMAN SENTERFITT
/s/ Bradley D. Houser

Bradley D. Houser

BDH:jes
Enclosure